

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2020

Via E-mail
Katherine I. Hargis
SVP and General Counsel
Key Energy Services, Inc.
1301 McKinney Street, Suite 1800
Houston, TX 77010

Re: Key Energy Services, Inc.
Form 8-K
Exhibit No. 10.1 - Restructuring Support Agreement, dated as of January 24, 2020 by and among Key Energy Services, Inc., as borrower, the Lenders party thereto, and Cortland Products Corp., as agent
Filed January 27, 2020

Form 8-K
Exhibit No. 10.2 - Third Amendment to Forbearance Agreement, dated January 10, 2020, by and among Key Energy Services, Inc., Key Energy Services, LLC, the Lenders party thereto, and Bank of America, N.A., as administrative agent
Filed January 10, 2020

Form 8-K
Exhibit No. 10.1 - Second Amendment to the Forbearance Agreement and Amendment No. 2 to Loan Agreement, dated December 20, 2019, by and among Key Energy Services, Inc., Key Energy Services, LLC, the Lenders party thereto, and Bank of America, N.A., as administrative agent
Filed December 23, 2019

Form 8-K
Exhibit No. 10.2 - Amendment to Forbearance Agreement, dated December 6, 2019, by and among Key Energy Services, Inc., Key Energy Services, LLC, the Lenders party thereto, and Bank of America, N.A., as administrative agent
Filed December 9, 2019

Form 8-K
Exhibit No. 10.1 – Forbearance Agreement dated October 29, 2019, by and among Key Energy Services, Inc., as borrower, the Lenders party thereto, and Cortland Products Corp., as agent
Exhibit No. 10.2 - Forbearance Agreement dated October 29, 2019, by and among Key Energy Services, Inc., Key Energy Services, LLC, the Lenders party thereto, and Bank of America, N.A., as administrative agent
Filed October 31, 2019
File No. 001-08038

Dear Ms. Hargis:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance